SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 6, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 6, 2010, entitled “Syneron Prevails in Patent Litigation Case with Cardiofocus.”

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Fabian Tenenbaum
Name: Fabian Tenenbaum
Title: Chief Financial Officer

Date: May 6, 2010

Syneron Prevails in Patent Litigation Case With Cardiofocus

Underscores Patent Portfolio Validation

YOKNEAM, ISRAEL--(Marketwire - May 6, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, today announced the successful resolution of patent litigation against its subsidiary, Candela Corporation, by Cardiofocus, Inc.

On April 30, 2010, the United States District Court for the District of Massachusetts approved dismissal with prejudice of all claims made by Cardiofocus against Candela in a lawsuit pending against Candela and other companies.

On February 19, 2008, Cardiofocus filed suit against Candela asserting infringement of three U.S. patents by Candela's Smoothbeam®. Shortly after the filing, Candela filed petitions with the U.S. Patent and Trademark Office ("USPTO") to reexamine the patents. The USPTO granted the petitions, and, on October 14, 2008, the District Court stayed the litigation pending the USPTO's reexaminations. As a result of the reexamination process, the scope of the claims was substantially narrowed and the USPTO rejected most of the claims asserted by Cardiofocus against Candela. Cardiofocus agreed to dismiss all claims against Candela in the lawsuit.

Louis P. Scafuri, Chief Executive Officer, commented, "This litigation dismissal reinforces Candela's IP portfolio and commitment to defending its validity. This is a vital component of Candela's operations and we believe it will continue to underscore the strength of our global presence. The decision is an important step in our strategic initiative to expand the size and depth of our product offering and to be the leader in the global aesthetic device space."

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Additional information can be found at www.syneron.com.

Contacts:
Fabian Tenenbaum
Chief Financial Officer
+ 972 73 244 2283
Email: fabiant@syneron.com

Nick Laudico/R.J. Pellegrino
The Ruth Group
646-536-7030/7009
Email: nlaudico@theruthgroup.com or rpellegrino@theruthgroup.com